Pricing Sheet dated February 22, 2008 relating to Terms Supplement No. 1 dated January 25, 2008 Relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed Pursuant to Rule 433 Registration Statement No. 333-140456
EKSPORTFINANS ASA
PLUS based on the iShares® MSCI EAFE Index Fund due March 20, 2009

Performance Leveraged Upside SecuritiesSM
“Performance Leveraged Upside Securities” and “PLUS” are the service marks of Morgan Stanley.

PRICING TERMS — February 22, 2008
Issuer:	Eksportfinans ASA

Maturity date:	March 20, 2009
Underlying shares:	Shares of the iShares® MSCI EAFE Index Fund
Aggregate principal amount:	$2,373,150.00
Payment at maturity:	■ If final share price is greater than initial share price, $10.00 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
■ If final share price is less than or equal to initial share price, $10.00 x (final share price/initial share price) This amount will be less than or equal to the stated principal amount of $10.00.
Share percent increase:	(final share price — initial share price)/initial share price
Leveraged upside payment:	$10.00 x leverage factor x share percent increase
Initial share price:	71.69, the closing price of one share of the underlying shares on the trade date
Final share price:	The closing price of one share of the underlying shares on the valuation date times the adjustment factor
Leverage factor:	300.00%
Maximum payment at maturity:	$11.65 (116.5% of the stated principal amount)
Stated principal amount:	$10.00
Issue price:	$10.00 (see “Commissions and Issue Price” below)
Trade date:	February 22, 2008
Original issue date:	February 29, 2008 (5 business days after the trade date)
Valuation date:	March 18, 2009, subject to adjustment for certain market disruption events
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares
CUSIP:	282645795
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per PLUS:	$10.00	$0.15	$9.85
Total:	$2,373,150.00	$35,597.25	$2,337,552.75

(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.95 per PLUS. Please see “Syndicate Information” below for further details.
(2)	For additional information, see “Supplemental Plan of Distribution” in product supplement no. 3.

You should read this document together with terms supplement no. 1, product supplement no. 3 and the prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Terms Supplement no. 1 dated January 25, 2008
Product Supplement No. 3 dated January 25, 2008	Prospectus Supplement and Prospectus dated February 5, 2007

MORGAN STANLEY

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and other documents relating to this offering that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.